FILED BY NORANDA INC.
                                  PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
                                  SUBJECT COMPANY: FALCONBRIDGE LIMITED
                                  COMMISSION FILE NO.: 33-95280


           Noranda Inc. Transcript of Question and Answer Period
            From Analyst/Media Conference Call on March 9, 2005

                          MODERATOR: DENIS COUTURE
                               MARCH 9, 2005
                                8:30 AM EST


                            INVESTOR INFORMATION

This communication is being made in respect of the proposed combination (the "Merger") involving Noranda Inc. and Falconbridge Limited. The proposed Merger will be completed by way of a share exchange take-over bid under which Falconbridge common shareholders (other than Noranda) will be offered 1.77 Noranda common shares for each Falconbridge common share. In connection with the proposed Merger, Noranda will prepare and file with the U.S. Securities and Exchange Commission (the "SEC"), if required, a registration statement on Form F-8 containing a share exchange take-over bid circular to be delivered to the shareholders of Falconbridge. Noranda, if required, will be filing other documents regarding the proposed Merger with the SEC.

INVESTORS ARE URGED TO READ CAREFULLY THE SHARE EXCHANGE TAKE-OVER BID CIRCULAR WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors will be able to obtain the documents filed with the SEC free of charge at the SEC's website (www.sec.gov). In addition, documents filed with the SEC by Noranda may be obtained free of charge by contacting Noranda at 416-982-7111.

Operator:           Thank you. Ladies and gentlemen, if you would like to
                    register a question please press the 1 followed by the 4 on your telephone. You will hear a three toned prompt to acknowledge your request.

                    If your question has been answered and you would like to withdraw your registration, please press the 1 followed by the 3. If are you using a speakerphone, please lift your handset before entering your request. One moment please for the first question.

                    Our first question comes from the line of (Louie Sarkes) from Chesapeake Partners. Please go ahead.

(Louie Sarkes):     Hi, I have a couple of questions. One, in terms of
                    Brascan, with the reduction in their investment, will they commit to not selling shares after the issuer bid?

Derek Pannell:      I think you should refer those questions on Brascan's
                    intentions to Brascan themselves. But clearly, Brascan have indicated they are very supportive of this transaction.

(Louie Sarkes):     Right. But it doesn't mention if they will be a seller
                    in the open market after the fact or not.

Steve Douglas:      We can't -- again, as Derrick alluded to, you have to
                    follow it up with Brascan. We're not in a position to comment or reply on that.

(Louie Sarkes):     Okay. Thank you.

Operator:           Our next question comes from the line of Terrence
                    Ortslan from TSO and Associates. Please go ahead.

Terrence Ortslan:   Thank you. Good morning. Who will be Chairman of the
                    new Company? Everybody was mentioned but the chairman?

Derek Pannell:      I think that will be for the Board to decide.

Terrence Ortslan:   Okay. Could we also assume, Derek and the group there,
                    that after this transaction will be consummated, or is on the verge of being done, it will be certain things like China Minmetals will not be pursued anymore?

Derek Pannell:      I'm sorry, could you just repeat that please, Terry?

Terrence Ortslan:   Well, as of yesterday, the market speculation was that
                    China Minmetals is still in the picture as other options are, for Brascan to consider for Noranda. Does this mean that it will be not pursued and will be terminated, the discussions, or any discussions with any partners?

Derek Pannell:      Well, I think clearly, we are moving ahead with this
                    transaction. We have been talking to China Minmetals now for some six to nine months, certainly some considerable time, and we have developed with them a very good working relationship. And I think as our release indicates, we would like to maintain good working relationship, build on those contacts that we've made, and would like to see some kind of strategic alliance brought about with them. So that there is a distinct possibility that they would be interested in working with us in the future.

                    Now, we would expect to have that clearly available if there were any changes before the transaction is ready for the votes. But it is not in any way going to change the transaction as this one goes forward. So we're not expecting China Minmetals to come back in any major way.

Terrence Ortslan:   So, what you're saying is that Derek, it is not
                    dependent on the China Minmetals transaction and whatever happens in the future is another issue?

Derek Pannell:      There is no expectation on our part that China
                    Minmetals will be bidding for a major part of the company. They may very well want to buy a small part, and have some kind of off-take type arrangements, but that sort of thing could be done with any company. But certainly we're interested in working with them and voting on those relationships.

Steve Douglas:      Terry, it is Steve. The only comment I would add is
                    that all of the, sort of the equity side of the fence is all buttoned up in this presentation and there is nothing else contemplated outside of that box.

Terrence Ortslan:   Got you. Okay. Just back to Brascan, would you be
                    asking or will there be any standstill for awhile there where they we will not be able to sell or dispose of their shares or will there always be overhanging in the market?

Derek Pannell:      Brascan has agreed to tender all of its shares to the
                    issuer bid.

Steve Douglas:      Again, Terry, you have to look to Brascan but I think
                    they have expressed their support and I believe they have actually issued a press release this morning as well but questions of that nature should be directed to Brascan.

Terrence Ortslan:   Okay. Last question. Because of the merger, there's
                    always synergies and costs. I think has been a lot of synergies over the last few years. For Falconbridge and Noranda, operationally and financially, are any more synergies left? Any more costs left to consider?
                    Severance and anything else? Thanks.

Derek Pannell:      In terms of synergies, we are expecting of the order of
                    $5 to $10 million. I think the remaining that we can squeeze out in terms of restructuring cost, and so on, they're relatively minor and added all together I wouldn't say it was a material amount.

Terrence Ortslan:   Well, we're glad that this marriage finally happened.
                    So let's go on. Thank you.

Derek Pannell:      Thank you.

Operator:           Our next question comes from the line of Michael Brown
                    from Enterprise Capital. Please go ahead. Mr. Brown, your line is open, sir. We cannot hear you.

Michael Brown:      Hello, you can hear me now.

Operator:           We can, sir. Please go ahead.

Michael Brown:      What happens if the Falconbridge doesn't go through and
                    you've presented to lever up your balance sheet with no access to cash flow?

Steve Douglas:      Well, the package we presented here today is an all
                    encompassing plan, we think the deal is very compelling from...

Michael Brown:      They're not contingent is, is that correct?

Steve Douglas:      No they're not contingent. They're not linked. Again
                    we're going back to the focus of the end is putting together this company. We think that the terms that have been discussed and the support of both Boards lends some credibility to the fact and at the end of the day this will be a very positive transaction. What we're missing here, as well, is we cannot under appreciate the impact of putting these two together and dealing with the structure issues and rising both on tide, because the expansion in the multiples and the potential for everybody involved here is enormous.

Michael Brown:      Okay. I do believe you could have extracted a
                    standstill from Brascan, being that their liquidities are being taken care of in a major extent, with no offsetting value to other shareholders. The least you could have done is extracted a standstill.

Steve Douglas:      I think under the terms of the deal that we have put on
                    the table here, we cannot underestimate the supportive nature of them in terms of allowing us to do this, putting the leverage into place to make sure this is not as dilutive as it potentially could have been. And
                    I think one of the big impetus here to be able to put all this together has been the willingness to participate in the structure we put into place.

                    Other considerations were obviously considered by the Board. We had advisors on both sides of the fence deal with this, and you know, we are just looking forward to getting on with the revised structure because we think it creates a ton of value for everybody.

Michael Brown:      Okay. Good luck.

Derek Pannell:      Thank you.

Operator:           Our next question comes from the line of Chris Demis
                    from - he is an independent analyst.

Chris Demis:        Good morning and congratulations on deal. You know I've
                    been arguing for such a deal for quite a while so I'm very happy to read about it this morning. Just a couple of technical questions. Those preferred shares, will the shareholders get a choice of which series they can assume? And secondly, how do those dividends qualify as interest expense? I mean the preferred dividends should be after tax?

Steve Douglas:      First of all, there is not an interest series
                    proration. The proration will be subject to whatever you bid. If you tender, you will have a situation where you will just get prorated between the three series.
                    The treatment of interest expense is not drawing a distinction for tax purposes, it is just the current accounting inventions, and I won't get into detail here, is that shares of the attributes of that are to be settled potentially with a variable amount of shares or cash, qualified as debt. And the movement of the dividends in the interest expense is merely reflective of the characterization on the balance sheet.

Chris Demis:        Okay. Just on a second question on the Board, there is
                    a fair bit of overlap, you know, I've submitted three shareholder proposals to Noranda for an additional two directors, independent and nonrelated to Brascan. Where do you see the board shaping up on this?

Derek Pannell:      Well, the intention now is to put the two Boards
                    together. And this will be clear in the circulars that go out, but I will give you the general idea, and that is to put the two Boards together, so that the Independent Directors of Falconbridge will become
                    Directors of the new Board. So that in effect, the representation of Brascan on the overall Board will reflect the diminished ownership of the company, but bearing in mind that also the owners of the preferred shares will also have an ability to elect a couple of directors.

                    So we would expect the way the thing is put together, that the representation of Brascan on the Board would be reduced, and the size of the Board would increase and the representation would represent their ownership as it decreases.

Chris Demis:        Okay. Thank you. We will discuss that. And basically,
                    way to go.

Derek Pannell:      Thank you.

Chris Demis:        I appreciate it. Thank you.

Operator:           Our next question comes from the line of Edward
                    Guinness from Teitelman. Please go ahead please.

Edward Guinness:    Yeah, hi, a couple of quick technical questions. Will
                    Falconbridge shareholders receive another dividend prior to the tender closing and will they then be eligible for a further Noranda dividend?

Steve Douglas:      There are dividends declared at this point in time in
                    the market and both Noranda and Falconbridge have made it clear as to the record dates and the payment dates on that. The next board meeting, which will be held in April, will consider any subsequent dividends in the context of what we're doing but at this point in time those are the declared and payable will be paid.

Edward Guinness:    Okay. And would you expect to declare another one for
                    Falconbridge?

Aaron Regent:       It is Aaron Regent here. I think that will be
                    considered at the Board, so I don't want to make a decision ahead of that.

Edward Guinness:    Okay. And the second question is, what percentage
                    holding do you need to be able to possibly repurchase the remaining shares outstanding in Falconbridge?

Derek Pannell:      It is 50% of the minority that is outstanding, that is
                    not Noranda owned. So I think there are 41% approximately shares not owned by Noranda so we would need 50% of that in order to force through the closing.

Edward Guinness:    Thank you.

Operator:           Our next question comes from the line of Onno Rutten
                    from Scotia Capital. Please go ahead.

Onno Rutten:        Good morning, Derrick and Aaron. A few quick questions.
                    First of all, the EPS impact from the pro forma at 2004 for Falconbridge shareholders, am I correct in observing that this transaction would be slightly dilutive on an earnings impact for Falconbridge shareholders?

Aaron Regent:       You're right. For Falconbridge, last year our EPS was
                    around $3.71 per share so if you work out the math and you take the pro forma of the new Noranda/Falconbridge at, 1.77, you will see the impact, so we will be slightly dilutive to the Falconbridge shareholders.

Onno Rutten:        So in the Fairness Opinion which metrics were being
                    used besides EPS, just on a metrics basis?

Aaron Regent:       I think that the Fairness Opinion, as you are probably
                    more of an expert than I am, but it could be a number of different aspects. There is the quantitative aspects as well as qualitative aspects. On the quantitative aspects, net asset value calculations of both
                    Falconbridge and then the new co and the consideration that was received was a factor. And market precedence was compared, as well as a multiple analysis was prepared for Falconbridge and post Falconbridge.

                    So I would say that is a number of factors that went into the determination of whether it is fair but I wouldn't say that there was one specific factor that dramatically outweighed the rest. But I would say that this will be disclosed in the directors' circular that we will be mailing in the next week or so.

Onno Rutten:        Okay. Thank you. And then the time line, when do you
                    anticipate to start the issuer bid and when do you start the exchange takeover bid?

Derek Pannell:      We would expect the issuer bid transaction to terminate
                    towards the end of April around the Noranda annual general meeting, which is on the 26th. We would expect the issuer bid to close then, and we would expect the merger transaction to close approximately five days after that, so that would put it in the very beginning of May.

                    And then there would be the follow-up on the transaction. Which could be sort of three months before that whole thing is finished. But the first part would be the five days after the completion of the issuer bid.

Onno Rutten:        And the issuer bid commences as soon as...

Derek Pannell:      We expect it to be in the next 10 days or so.

Onno Rutten:        Okay.

Derek Pannell:      We have a bit of a target date for March 21.

Onno Rutten:        Okay. Very well. Thank you.

Operator:           Our next question comes from the line of Katherine
                    Sterrit at Scotia capital. Please go ahead.

Katherine Sterrit:  Good morning. Just a quick question on the preferreds, will those be listed on the TSX?

Steve Douglas:      Potentially. It would all be subject to the
                    qualification so I don't want to say that one way or another they will be definitively listed but they potentially could be.

Katherine Sterrit:  Is it your intent, though, to list them, if you can?

Steve Douglas:      If they potentially qualify, I believe we would pursue a
                    listing, yes.

Katherine Sterrit:  All right. Thank you.

Operator:           Our next question comes from the line of Michael Brown
                    from Enterprise Capital. Please go ahead.

Michael Brown:      I was just asking about the timeline that's been
                    answered. Thank you very much.

Operator:           Our next question comes from the line of Nick Elfner
                    from Merrill Lynch. Please proceed with your question.

Nick Elfner:        Thank you. As it relates to the rating agencies, do you
                    think they will express concern about the pretty significant decline in pro forma fixed charge coverage ratio and the addition of preferred stock/debt at the expense of common equity? And I would note that Moody's does appear to still have your rating under review for downgrade and they mentioned the resumption of increasing leverage could result in downgrade.

Steve Douglas:      We've obviously been in contact with the rating
                    agencies and I don't wish to presuppose what their opinion is going to be, as we've not really seen it, and to give them time to address and absorb what is going to happen here. I think if you actually dialogue with the rating agency, the test is usually on these ones, a balance between the unconsolidated and the consolidated. And they did pay some heed to the structure, so not only are we focused here today on the cleanup from the equity side of the fence but we think the access to those consolidated cash flows down below us is an enormous credit positive.

                    And in fact look at the cash flow generation. Just on the operating side, from what we've seen this year and the outlooks we have given metal prices as they currently stand, the ability for us to service our debts within the context of our operating cash flows is very strong, and in fact, we were looking at a significant delevering over the next couple of years. This leverage that we're putting into place today is different from most leverage in that it does have some triggers and other things that we can utilize to give us some downside protection, but if you look at the context of our overall leverage ratios, our cash flows and the ability for us to service these, we have no concerns that this hurts our credit perspective. In fact, it enhances it greatly, and we will obviously be dialoguing with the rating agencies to ensure that we get a fair hearing.


Nick Effler:        Thank you.

Operator:           Our next question comes from the line of Alberto Arias
                    from Goldman Sachs. Please go ahead.

Alberto Arias:      Yes, good morning, gentlemen. Maybe a follow-up
                    question on the Minmetals relationship. You're very specific in your press release talking about this as a strategic alliance with regards to some of the commercial uptake on some development projects. Could you please elaborate. Were these alternatives that China Minmetals was considering to the takeover bid for Noranda prior to this discussion? And how do they feel about this transaction if you could comment on that.
                    And also, specifically, which development projects are you talking about here, and are they going to finance some of the help with the financing of those projects.

Derek Pannell:      Yeah, the relationship which, as I said, we spent a lot
                    of time working with China Minmetals and their banker, the CDB, the China Construction Bank. And we have developed in that period of time some very strong relationships and a desire to work together for the benefit of both companies, if it's possible.

                    And my view, and the view of the management is that China is going to be -- and in fact is a major consumer of our products, and they are extremely keen to work with us, having seen our management group, and the assets that we have, and we are keen to establish a good working relationship with the largest importer of base metals into China.

                    So I think -- and the time that we spent, we don't want to lose the goodwill and the momentum that's been created between the two companies. So we've looked at sort of what's expressed, I guess, as a general view, and there both working together on projects. We don't have the details yet. But, you know, I can give you some examples; one would be the El Morrow or El Pachon projects where we would be looking at perhaps China Minmetals and the China Development Bank to help us with financing and off-take arrangements in return for allowing them to participate in the project.

                    They're looking for concentrates; we're looking to build mines profitably. I think there is a good mix there. Another opportunity that we see working with them is on exploration and activities in China where we've been reluctant so far to invest capital in China. I think working with a company like China Minmetals, having established the relationship, opens up a whole set of prospects for us that we would not otherwise have followed up.

                    So I think the relationship -- I'm just trying to characterize it generally, and we need to negotiate the specifics of those, so that we have a relationship that is fair and advantageous for both us and China Minmetals.

Steve Douglas:      I think the other comment that may be relevant here is,
                    is this in no way, shape, or form, changes our discipline on what we are going to do or when and the same rigger and equation that we typically apply to any project remains in our domain and our control, and we just think they're enhancers with respect to any potential projects we do.

Alberto Arias:      And just a follow-up on that, this strategic alliance,
                    is this a proposal of Noranda to Minmetals or is this something that has already been established and is the first time that you are announcing that both companies have this strategic alliance, and that's going to be the alternative that is going to be pursued from the point of view of Minmetals.

Derek Pannell:      This is the first time that we've announced it as a
                    strategic alliance. And there was an announcement that we had exclusive negotiations with them at one time.
                    This is the first time that it has been announced as a strategic alliance which is a clear change from where we were before. I can't tell you exactly who thought of it first, but I think it is something that we both are, I think, very positive about, both China Minmetals and Noranda Falconbridge.

Alberto Arias:      All right. Thank you.

Operator:           Our next question comes from the line of David Charles
                    from GMP. Please go ahead.

David Charles:      Yeah, good morning. Aaron and Derek, maybe just a quick
                    question, more of clarification. You mentioned earlier that given that Brascan's position potentially could be reduced through this deal, or the transaction, that their position on the Board would reflect this, but at the same time you mentioned that the preferred shareholders would likely have a representation on the board. I'm just wondering, is it possible that whereas
                    Brascan might go down a little bit on the common share side, they would pick it up on the preferred share side, you know, given that they could have a prorata position in the issuer bid, so I'm just wondering, can you clarify just what Brascan's position would be on the Board, when this thing finally sort of plays out.

Derek Pannell:      Yeah, I think if you look at the two votes together and
                    I think I got the numbers together, if you add them up you get 17 people and Brascan would be down to 5.

David Charles:      Okay. Thank you.

Derek Pannell:      And that assumes that they get the two seats from the
                    preferred shares.

David Charles:      And correct me, just so I have - how many do they have on
                    the Board now?

Steve Douglas:      It is roughly proportionate with 43%, roughly, their
                    interest in common shares.

Derek Pannell:      I think it is 6 out of 13 or something like that.

David Charles:      Okay. Thank you very much.

Operator:           Our next question comes from the line of (Mike Peel)
                    from Barclays Capital. Please go ahead.

Mark Pibl:          Hi, it is Mark Pibl with Barclays. Two questions
                    relating to the debt. First is will the Noranda debt and the Falconbridge debt be at the new Holdco and will they be pari passu or will they remain -- will there will be two operating companies under the new co?

Steve Douglas:      At this point in time, the structure we're
                    contemplating is we've acquired the minority and we merge two companies operationally, but the legal standpoint will have to be addressed. Ultimately, we did not want to overly confuse this transaction with other votes and the like to put the two together but eventually we will weigh the merits of bringing that debt up to the consolidated entity along with the other preferreds that sit in the Falconbridge structure, but that's not been contemplated at this point in time.

Mark Pibl:          Okay. As a follow-up, will there be a new bank facility
                    created at the Holdco effectively, at the Newco, that will supersede the bank facilitates at both the old
                    Noranda and the old Falconbridge?

Steve Douglas:      Let me just clarify first of all it is probably our
                    intention that we are going to take up and consolidate the two. There is no discussions or contemplation at this time to put in some sort of a super senior facility that would go over everybody else. I think again back to my point on the cash flow generation, the relationships we currently have with the banks and the assets and the cash we have on hand today, the need for financing in the medium and short term is imminently being taken care of.

Aaron Regent:       If I can add though, both companies currently have
                    separate banks, banking arrangements with commercial banks, and clearly, as we go forward over the next few months, we will have to sit down with our bankers and discuss with them what an optimal structure might be, but that's not something we've done today.

Mark Pibl:          Yeah, I apologize to be so opaque about this, but this
                    question sort of pertains to your upcoming debt maturities, in July, for Noranda, and in September for Falconbridge, each of about $200 million or so. So I was curious if the intent was to just pay those maturities down with cash, or to refinance in the public markets and then, you know, the mechanics behind that, if you draw down on a bank facility. And then, you know, refinance at a later date or so.

Steve Douglas:      I think it is clear that we have the resources to deal
                    with those maturities irrespective of any additional financing, but clearly when we achieve what we hope to achieve here today, the options will open up to us, and we will make the call at that time.

Mark Pibl:          Okay. Thanks.

Operator:           As a reminder, ladies and gentlemen, to register for a
                    question, press the 1 followed by the 4 on your telephone. Our next question comes from the line of Bob
                    Lyon from CI Mutual Funds. Please go ahead.

Bob Lyon:           Hi, good morning. There have been a lot of chatter
                    around the aluminum division, if Minmetals had gone through creating a separate aluminum company, can you talk at all to what your plans are for that division?
                    Do you see it as core going forward or any thoughts there?

Derek Pannell:      I think it is premature to speculate on sort of what we
                    might do, I think all of the options are open, we're extremely happy with the performance of the aluminum division, particularly now we've brought in the bauxite and the alumina operations, we're just almost at a new power contract, so we're very happy with those. I think as this transaction goes through, we will be looking at all sorts of alternatives, so we're not in a rush to make any kind of move. I think very solid structure within a lot of opportunities to grow and change. So no.

Bob Lyon:           Thank you.

Operator:           Our next question comes from the line of Victor
                    Lazarovici of BMO Nesbitt Burns. Please go ahead.

Victor Lazarovici:  Thank you. I have a question about the squeeze -- or the tender of the minority of Falconbridge. The condition is that you get a majority of the minority, but does that imply that if you get 51%, you can squeeze out the other 49%, or are you saying that you will take up whatever is tendered above 51% and leave an outstanding minority?

Aaron Regent:       Victor, it is Aaron. The way the deal is structured is
                    that there is a minimum bid condition which Noranda has to acquire a majority of the minority of Falconbridge in order to combine the two companies. We did have fairly lengthy discussions, the initial proposal was any or all and that's where the committee renegotiated back with Noranda said no, we think it is more appropriate to be a majority of the minority. If the majority minority is acquired, then there is a mechanism where you can complete a second stage of amalgamation and effectively combine the two companies.
                    That would be the intention.

Victor Lazarovici:  So there is a squeeze-out provision.

Aaron Regent:       Yes.

Victor Lazarovici:  The other question I have relates to the financial restructuring of the companies and legal entity structures. Is there anything that this transaction does that puts a limit on what either company or the combined company can do in terms of acquisitions using its shares? Or any covenants attached to the press? Or the bank lines that would muddy things up until you do the subsequent financial restructuring that was referred to?

Steve Douglas:      Victor, this has been structured in a very, I think,
                    referring to the press, in a very company friendly format. There is obviously going to be, given the size of the issue and the subordination of the issue, there is obviously going to be, you know, typical protections built into those, but there is nothing in here that is going to prevent us from pursuing transactions of a growth nature in the future.

Aaron Regent:       Yeah, I think that if I could add, we don't have any
                    restrictions - there are no restrictions in the current arrangements that we have, or very limited restrictions. The only thing I would point out is that in the preferred shares, there is a change in control by the preferred shares have to be redeemed. But that's it.

Victor Lazarovici:  So that means that any deal you contemplate automatically triggers a $1.25 billion public...

Steve Douglas:      No, no.

Victor Lazarovici:  No?

Steve Douglas:      No, it is a very defined and finite circumstance,
                    Victor. It is not an issue or an impediment for our growth.

Victor Lazarovici:  Okay. Thank you.

Operator:           Our next question comes from the line of Ian Howat from
                    National Bank Financial. Please go ahead.

Ian Howat:          Yeah, good morning. Just a clarification. So the
                    preferred shares are not going to be listed, is that the plan currently, is not to have them publicly listed anywhere?

Steve Douglas:      No, Ian, we didn't say that. It was - these - we
                    obviously have to litmus test whether or not they qualify to go on the - to be listed on the exchange. So there is, you know, at some point we will make that test and if it is advantageous to shareholders we'll list them.

Ian Howat:          Okay, but for a shareholder in the preferred is what
                    you're saying, if they don't qualify, then there is no market for them, which for an individual shareholder, in Noranda exchanging a marketable security with a must hold security, or potentially a must hold security, sort of must diminish the value somewhat, doesn't it?

Steve Douglas:      Well, no, I mean Ian there is two issues there. One is
                    you're saying they're not going to be listed. If it is within our control and we can list them, we will list them. If they do not qualify for whatever reason, I do not want to say definitively we can, you know, contravene whatever requirements of listing are there, and force them to be listed. We think they should be listed, if they qualify. So hopefully that clarifies, you know, our position on that.

                    I mean we think there is a -- we wouldn't have offered these, and there is obviously, obviously this is with the willingness of Brascan tender, there is clearly an indicator of value, you can debate on the liquidity but that is yet to be determined.

Ian Howat:          But ideally that would be determined before the tender
                    date or not necessarily so?

Steve Douglas:      But again, it is the chicken before the egg. If there
                    is a tender level that allows us to list them, we will list them. If there is not, then we can't list them.
                    But I would suggest that, you know, it is tough to give you a definitive answer, but our intentions I think are to list them in the event that we can.

Ian Howat:          Okay. I understand. Thank you.

Derek Pannell:      Thank you.

Operator:           Our last question is a follow-up question from the line
                    of Louie Sarks from Chesapeake Partners. Please go ahead.

Louie Sarkis:       To a Brascan.

Operator:           Mr. Sarkis, your line is open for a question, sir.
                    Please go ahead.

Louie Sarkis:       Yes, is there a breakup fee with the Falconbridge and
                    exchange offer?

Steve Douglas:      No, there is not.

Louie Sarkis:       Thank you.

Operator:           Gentlemen, there are no further questions at this time.
                    I will turn the conference back over to you.

Denis Couture:      Thank you very much, operator. Just to complete the
                    call, a recording of the conference call will be available at 416-626-4100 and 1-800-558-5253. Pass code
                    21234353. The recording will be available at 11:00 this morning and will last number March 16. Thank you for joining us on such short notice and good bye.

Operator:           Ladies and gentlemen, that does conclude the
                    conference call for today. We thank you for your participation. And ask that you please disconnect your line.


                                    END